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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 6-K

               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of January 2003

                       Commission File Number 001-15190

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                       SATYAM COMPUTER SERVICES LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                            R.R. District - 500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-2309-7505
                   (Address of principal executive offices)

                               -----------------

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

   If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

   The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

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                               TABLE OF CONTENTS

1.  Other Events

   On January 23, 2003, the Company released a press release concerning its financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian (audited unconsolidated and unaudited consolidated) and U.S. (unaudited) generally accepted accounting principles. The release contained an overview of the Company's financial results for the fiscal quarter ending December 31, 2002, and reduced the Company's revenue projection for the year-ending March 31, 2003. The release highlighted the reasons why the financial results for the quarter were below the Company's previously announced expectations. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

   On January 23, 2003, as required by the Indian stock exchanges on which the Company's shares are listed, the Company published a summary of its financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian (audited) and on voluntary basis Indian (unaudited consolidated) and U.S. (unaudited) generally accepted accounting principles. The summary of third quarter financial results filed with the Indian Exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the summary of third quarter financial results is attached hereto as exhibit 99.2 and is incorporated herein by reference. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.

   A copy of the financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian (audited) generally accepted accounting principles is attached hereto as exhibit 99.4 and is incorporated herein by reference. A copy of the consolidated financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian (audited) generally accepted accounting principles is attached hereto as exhibit 99.5 and is incorporated herein by reference.

   A copy of the financial results for the quarter and nine month period ended December 31, 2002 prepared under U.S. (unaudited) generally accepted accounting principles is attached hereto as exhibit 99.6 and is incorporated herein by reference.

   IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE COMPANY. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS - WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

   FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE HEADING "RISK FACTORS" IN OUR REPORT ON FORM 6-K CONCERNING THE FISCAL QUARTER ENDED SEPTEMBER 30, 2002 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION ON NOVEMBER 14, 2002 AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

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2.  Exhibits

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99.1 Press Release of the Company dated January 23, 2003.

99.2 Summary of First Quarter Financial Results of the Company dated January 23, 2003.

99.3 Investor Link News Update of the Company dated January 23, 2003.

99.4 Financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian
       (audited) generally accepted accounting principles.

99.5 Consolidated financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian (unaudited) generally accepted accounting principles.

99.6 Financial results for the quarter and nine month period ended December 31, 2002 prepared under U.S.
       (unaudited) generally accepted accounting principles.
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                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

                                              SATYAM COMPUTER SERVICES LIMITED

                                              By:       /s/  G. JAYARAMAN
                                                  -----------------------------
                                                          G. Jayaraman
                                                    Vice President Corporate
                                                             Affairs
                                                      and Company Secretary

Date: January 27, 2003

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                                 EXHIBIT INDEX

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

99.1 Press Release of the Company dated January 23, 2003.

99.2 Summary of First Quarter Financial Results of the Company dated January 23, 2003.

99.3 Investor Link News Update of the Company dated January 23, 2003.

99.4 Financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian
       (audited) generally accepted accounting principles.

99.5 Consolidated financial results for the quarter and nine month period ended December 31, 2002 prepared under Indian (unaudited) generally accepted accounting principles.

99.6 Financial results for the quarter and nine month period ended December 31, 2002 prepared under U.S.
       (unaudited) generally accepted accounting principles.
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